UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from                         to

Commission file number 1-1204

AMERADA HESS CORPORATION

EMPLOYEES’ SAVINGS AND STOCK BONUS PLAN

(Full title of the Plan)

AMERADA HESS CORPORATION

1185 AVENUE OF THE AMERICAS, NEW YORK, N. Y. 10036
(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

AMERADA HESS CORPORATION

EMPLOYEES’ SAVINGS

AND
STOCK BONUS PLAN

FINANCIAL STATEMENTS

2003

AMERADA HESS CORPORATION
EMPLOYEES’ SAVINGS AND STOCK BONUS PLAN
STATEMENT OF ASSETS AVAILABLE FOR BENEFITS

	December 31,

	2003	2002

ASSETS
Investments, at fair value
Amerada Hess Corporation common stock	$68,835,158	$61,936,700
Fidelity funds	106,364,635	71,943,973
Mutual funds held by the Charles Schwab Trust Company	—	8,799,128
Short-term investment funds	333,843	695,499

	175,533,636	143,375,300
Interest and dividends receivable	385,960	334,607
Loans receivable	4,836,351	4,541,344
Employer contributions receivable	—	108,014

Total assets available for benefits	$180,755,947	$148,359,265

See notes to financial statements.

AMERADA HESS CORPORATION
EMPLOYEES’ SAVINGS AND STOCK BONUS PLAN
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,

	2003	2002

Investment income (loss)
Net appreciation (depreciation) in fair value of investments	$13,698,023	$(21,413,938)
Dividends	1,490,949	1,276,660
Distributions from Fidelity funds	1,430,144	1,132,730
Interest	296,587	313,230

	16,915,703	(18,691,318)
Employee contributions	15,639,173	14,464,413
Rollovers from other plans	523,621	606,903
Employer contributions	11,428,982	10,847,788
Administrative fees on employee loans	(33,005)	(30,241)
Transfers (to) from other plans, net	(89,711)	15,177,377

	44,384,763	22,374,922
Less withdrawals	11,988,081	9,765,483

Increase in assets	32,396,682	12,609,439
Total assets available for benefits at beginning of year	148,359,265	135,749,826

Total assets available for benefits at end of year	$180,755,947	$148,359,265

See notes to financial statements.

AMERADA HESS CORPORATION

EMPLOYEES’ SAVINGS AND STOCK BONUS PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2003 and 2002

SUMMARY OF ACCOUNTING POLICIES:

      NOTE 1—The significant accounting policies of the Amerada Hess Corporation Employees’ Savings and Stock Bonus Plan (the “Plan”) are summarized below.

Valuation of Investments. The Plan’s investments are stated at fair value. Fidelity fund values are determined based on net asset values. Amerada Hess Corporation common stock values are based on the closing market prices on the New York Stock Exchange. Short-term investment values are based on redemption values.

Interest and Dividend Income. Interest and dividend income is recorded to participant accounts as earned.

Loans Receivable. Participant loans are valued at their outstanding balances.

Sale of Investments. Gains or losses on sales of Amerada Hess Corporation common stock are based on actual cost. Gains or losses on sales of Fidelity funds are based on average cost.

Master Trust. The Amerada Hess Corporation Master Trust for Employees’ Savings Plans (the “Master Trust”) was established to combine under one agreement the assets of the Plan and the assets of the Amerada Hess Corporation Savings and Stock Bonus Plan for Retail Operations Employees (the “Retail Plan”). The trustee maintains separate accounts for each participant to allocate the assets and income of the Master Trust to each of the plans.

Estimates. In preparing financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

DESCRIPTION OF PLAN:

      The following description of the Plan is provided for general information only. For more detailed information, participants should refer to the Summary Plan Description or contact their local Human Resources Department or the Human Resources Service Center.

      NOTE 2—General. The Plan is a defined contribution plan covering eligible employees of Amerada Hess Corporation (the “Company”). Employees are eligible to enroll in the plan upon hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

      NOTE 3—Contributions. At the election of each participating employee, pre-tax amounts contributed under the Plan (from 1% to 25% of compensation during 2003 and from 2% to 25% of compensation during 2002) are invested by Fidelity Management Trust Company, as Trustee and Custodian of the Plan, in one or more of eight Fidelity funds with varying investment objectives or in the Amerada Hess Corporation Common Stock Fund (see Note 4 below). Compensation taken into account under the Plan was limited by law to $200,000 in 2003 and 2002. In 2004 the limit will be $205,000. Before-tax contributions were limited by law to $12,000 in 2003 and $11,000 in 2002. The limit for 2004 will be $13,000.

      Employees who attained age 50 by December 31, were eligible to make a separate before-tax “catch-up” contribution of $2,000 during 2003 and $1,000 during 2002. Catch-up contributions are not eligible for matching company contributions and can be made in addition to regular contributions. In 2004 catch-up contributions up to $3,000 will be allowed for employees who attain age 50 by the end of the year.

AMERADA HESS CORPORATION
EMPLOYEES’ SAVINGS AND STOCK BONUS PLAN
NOTES TO FINANCIAL STATEMENTS—(Continued)
For the Years Ended December 31, 2003 and 2002

      Amounts contributed by the employer were 100% of participants’ contributions up to 6% of eligible compensation in 2003 and 2002. Employees may direct 50% of the employer’s matching contributions to any of the Plan’s investment funds and employees age 55 and older may direct 100% of the employer contributions to any of the Plan’s investment funds.

      NOTE 4—Participant Accounts. Each participant’s account is credited with the participant’s contribution and allocations of the Company contribution and Plan earnings. Amounts are contributed to each of the Fidelity funds or the Amerada Hess Corporation Common Stock Fund in the proportion designated by each employee, in increments of 1% of the amount contributed. A participant may change the designation of the proportions in which subsequent contributions will be invested in the various funds or change all or part of the amount invested in any fund to one or more of the other funds or both. Changes can be made daily.

      The Trustee does not receive compensation from the Plan. Such compensation and other administrative costs are paid by the Company, except for administrative fees on employee loans, which are charged to participants’ accounts with outstanding loans.

      Following are the investment choices for amounts contributed:

           Fidelity Retirement Money Market Portfolio

           Fidelity U.S. Bond Index Fund

           Fidelity Asset Manager

           Fidelity U.S. Equity Index Commingled Pool

           Fidelity Growth & Income Portfolio

           Fidelity Overseas Fund

           Fidelity Aggressive Growth Fund

           Fidelity Low-Priced Stock Fund

           Amerada Hess Corporation Common Stock Fund

      Descriptions and information concerning investment objectives and risk on the above funds are included in the Summary Plan Description. Approximately 1% of the Amerada Hess Corporation Common Stock Fund is held in short-term investment funds to facilitate daily transactions.

      NOTE 5—Vesting. Interest in the Plan attributable to a participant’s contributions shall at all times be vested. Interest in the Plan attributable to the employer’s contributions vest immediately.

      NOTE 6—Participant Loans. Participants may borrow up to 50% of their entire vested account balance, including their Company matching account, with a minimum of $500 up to a maximum of $50,000. Participants may have two concurrent loans. The total of the loans cannot exceed the lesser of $50,000 or 50% of the participant’s account balance. Their vested interests in the Plan serve as collateral for the loans. Loans are amortized in level payments over a period of not more than five years, or not more than 30 years if borrowed for the purpose of acquiring a principal residence, and are repaid with interest at 1% above the prime rate determined at the time the loan is made. Loan origination fees of $35.00 and annual maintenance fees of $15.00 are currently charged to Plan accounts of participants who borrow from the Plan.

AMERADA HESS CORPORATION
EMPLOYEES’ SAVINGS AND STOCK BONUS PLAN
NOTES TO FINANCIAL STATEMENTS—(Continued)
For the Years Ended December 31, 2003 and 2002

      NOTE 7—Rollovers From Other Plans. Employees may deposit an eligible rollover distribution made by a qualified plan of another employer. They may also rollover a distribution from an individual retirement account whose assets were derived solely from the rollover from a qualified plan of another employer. Rollovers are accepted in cash only and are invested according to the participant’s current fund election for contributions. An employee who is not contributing to the Plan must elect investment options at the time of the rollover. The current market values of amounts rolled over to the Plan can be withdrawn in whole or in part at any time.

      NOTE 8—Payment of Benefits. Upon a total withdrawal or distribution, an employee’s investments in the Fidelity funds are paid in cash. The employee’s investments in the Amerada Hess Corporation Common Stock Fund are distributed either in whole shares of stock of Amerada Hess Corporation (plus the cash equivalent of any fractional shares) or in cash, depending upon the employee’s election.

      Voluntary complete withdrawals from before-tax contribution accounts are permitted only after attainment of age 59 1/2, except that withdrawals of before-tax accounts are permitted in the case of hardship. Generally only employee after-tax contributions and employer contributions made prior to January 1, 2002 are eligible for withdrawal by active employees under age 59 1/2. Terminated employees may withdraw their entire balance at any time.

      Partial withdrawals are distributed in cash on a pro rata basis as to the employee’s after-tax contributions in each of the Fidelity funds and the Amerada Hess Corporation Common Stock Fund. Participants who attain age 59 1/2 also may withdraw from their before-tax contribution accounts. These withdrawals also are distributed in cash on a pro rata basis as to the employee’s before-tax contributions in each fund.

      Employees may elect direct rollovers of the taxable portion of their distributions to an individual retirement account, individual retirement annuity or a qualified plan of another employer. Eligible distributions that are not rolled over are subject to federal income tax withholding at 20% and may be subject to an additional 10% tax.

INVESTMENTS:

      NOTE 9—The following presents investments that represent 5 percent or more of the Plan’s assets:

	December 31,

	2003		2002

Amerada Hess Corporation common stock, 1,294,624 and 1,125,099 shares, respectively	$68,835,158	*	$61,936,700	*
Fidelity Growth & Income Portfolio, 1,011,173 and 876,471 shares, respectively	36,028,076		26,565,836
Fidelity Asset Manager, 793,299 and 670,463 shares, respectively	12,502,391		9,252,395
Fidelity U.S. Equity Index Commingled Pool, 377,650 and 314,010 shares, respectively	12,753,235		8,249,033
Fidelity Retirement Money Market Portfolio, 13,801,578 and 10,522,200 shares, respectively	13,801,578		10,522,200
Fidelity Aggressive Growth Fund, 645,659 and 436,022 shares, respectively	9,639,692		4,879,084
Fidelity U.S. Bond Index Fund, 839,337 and 640,668 shares, respectively	9,392,183		7,201,113

* Includes nonparticipant-directed investments.

AMERADA HESS CORPORATION
EMPLOYEES’ SAVINGS AND STOCK BONUS PLAN
NOTES TO FINANCIAL STATEMENTS—(Continued)
For the Years Ended December 31, 2003 and 2002

      NOTE 10—During 2003 and 2002 the value of the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

	Years Ended December 31,

	2003	2002

Amerada Hess Corporation common stock	$(953,898)	$(8,336,267)
Fidelity funds	14,651,921	(13,077,671)

Net appreciation (depreciation) in fair value of investments	$13,698,023	$(21,413,938)

NONPARTICIPANT-DIRECTED INVESTMENTS:

      NOTE 11—Information about the assets and the components of the changes in assets relating to the nonparticipant-directed investments (amounts contributed by the employer in the Amerada Hess Corporation Common Stock Fund) is as follows:

	December 31,

	2003	2002

Assets:
Amerada Hess Corporation common stock	$24,530,028	$21,591,642
Short-term investment funds	118,968	242,431
Interest and dividends receivable	137,540	116,647
Employer contributions receivable	—	54,007

	$24,786,536	$22,004,727

	Years Ended December 31,

	2003	2002

Changes in Assets:
Dividend income	$531,313	$554,726
Interest income on participant loans	47,468	47,991
Net depreciation in fair value of assets	(339,930)	(2,906,088)
Employer contributions	4,113,400	4,060,601
Participant loan withdrawals	(387,346)	(531,065)
Participant loan repayments	285,262	237,942
Administrative fees on employee loans	(5,493)	(4,088)
Transfers (to) from other plans, net	(66,477)	2,036,000
Transfers to participant-directed investments	(258,677)	(36,507,307)
Withdrawals	(1,137,711)	(1,506,608)

Increase (decrease) in assets	$2,781,809	$(34,517,896)

AMERADA HESS CORPORATION
EMPLOYEES’ SAVINGS AND STOCK BONUS PLAN
NOTES TO FINANCIAL STATEMENTS—(Continued)
For the Years Ended December 31, 2003 and 2002

OTHER ITEMS:

      NOTE 12—Plan Termination. Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

      NOTE 13—Tax Status. The Plan has received a determination letter from the Internal Revenue Service dated September 16, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

      NOTE 14—Transfers to and from Other Plans. On August 14, 2001 the Company acquired Triton Energy Limited, an exploration and production company. The Plan took legal control of the assets from the Triton Exploration Services, Inc. 401(k) Savings Plan on December 31, 2002. The assets, which totaled $8.9 million, were invested in various mutual funds held by the Charles Schwab Trust Company. On January 9, 2003 these assets were reinvested in the Fidelity funds offered to participants of the Plan.

      Effective January 1, 2002 salaried employees working at gasoline stations and convenience stores became eligible for participation in the Plan. Previously these employees were members of the Company’s Retail Plan. During 2002 the account balances of these employees, which totaled $6.8 million, were transferred from the Retail Plan into the Plan.

INVESTMENTS IN MASTER TRUST:

      NOTE 15—The Master Trust covers the Plan and the Retail Plan. At December 31, 2003 and 2002, the Plan’s interest in the assets of the Master Trust was 97.0% and 96.6%, respectively. The changes in the assets of the Master Trust are based on the combined changes in the assets of the Plan and the Retail Plan.

      The following table represents the fair value of investments held in the Master Trust:

	December 31,

	2003	2002

Amerada Hess Master Trust investments:
Investments, at fair value
Amerada Hess Corporation common stock	$70,529,261	$63,542,068
Fidelity funds	110,197,932	75,431,908
Mutual funds held by the Charles Schwab Trust Company	—	8,799,128
Short-term investment funds	342,067	713,539
Loans receivable	4,974,104	4,689,794
Interest and dividends receivable	395,459	343,280
Employer contributions receivable	—	108,014

Total assets available for benefits	$186,438,823	$153,627,731

AMERADA HESS CORPORATION
EMPLOYEES’ SAVINGS AND STOCK BONUS PLAN
NOTES TO FINANCIAL STATEMENTS—(Continued)
For the Years Ended December 31, 2003 and 2002

      The changes in the assets of the Master Trust are as follows:

	Years Ended December 31,

	2003	2002

Investment income	$3,326,810	$2,890,829
Net appreciation (depreciation) in fair value of investments	14,041,323	(21,432,517)
Employee contributions	16,111,906	14,874,686
Rollovers from other plans	553,838	609,928
Employer contributions	11,732,477	11,099,804
Administrative fees on employee loans	(36,959)	(34,697)
Transfers (to) from other plans, net	(175,483)	8,420,453
Withdrawals	(12,742,820)	(11,005,490)

Net increase	32,811,092	5,422,996
Total assets available for benefits at beginning of year	153,627,731	148,204,735

Total assets available for benefits at end of year	$186,438,823	$153,627,731

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AMERADA HESS CORPORATION EMPLOYEE BENEFIT

PLANS COMMITTEE AND PARTICIPANTS IN THE
AMERADA HESS CORPORATION EMPLOYEES’ SAVINGS
AND STOCK BONUS PLAN:

      We have audited the accompanying statement of assets available for benefits of the Amerada Hess Corporation Employees’ Savings and Stock Bonus Plan as of December 31, 2003 and 2002 and the related statement of changes in assets available for benefits for each of the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2003 and 2002 and the changes in its assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

New York, New York

June 14, 2004

EXHIBIT INDEX

23	Report of Independent Registered Public Accounting Firm

SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Amerada Hess Corporation Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

AMERADA HESS CORPORATION
EMPLOYEES’ SAVINGS AND STOCK
BONUS PLAN

/s/ K. WILCOX

By: K. Wilcox
Vice President and Member of the
Amerada Hess Corporation
Employee Benefit Plans Committee

June 18, 2004